ACADIA PHARMACEUTICALS INC.

12830 El Camino Real, Suite 400

San Diego, California 92130

May 21, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention: Alan Campbell

Re:	Acadia Pharmaceuticals Inc.

Registration Statement on Form S-3

Filed: May 9, 2025

File No. 333-287145

Ladies and Gentlemen:

Acadia Pharmaceuticals Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on May 23, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Carlos Ramirez and Nicholaus Johnson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157 or, in his absence, Nicholaus Johnson of Cooley LLP at (858) 550-6198.

[Signature Page Follows]

Very truly yours,

ACADIA PHARMACEUTICALS INC.

By:	/s/ Catherine Owen Adams
Name: Catherine Owen Adams
Title: Chief Executive Officer

cc:	Carlos Ramirez, Cooley LLP

Nicholaus Johnson, Cooley LLP

Jennifer Rhodes, Acadia Pharmaceuticals Inc.

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